SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 6, 2004

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

16483 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Announcement of LM Ericsson Telephone company, dated April 6, 2004, regarding appointment of three new executive vice presidents.

Press Release April 6, 2004

Ericsson appoints three new executive vice presidents

The Ericsson board of directors has appointed Kurt Jofs, Bert Nordberg and Björn Olsson as executive vice presidents, effective as of today. Kurt Jofs is head of business unit Access, Bert Nordberg is head of sales and marketing and Björn Olsson is head of business unit Systems. Karl-Henrik Sundström assumed the position as Executive Vice President and Chief Financial Officer on April 8, 2003.

With the successful completion of the restructuring programs Per-Arne Sandström, First Executive Vice President and Deputy CEO, has decided to retire as of June 30, 2004. Per-Arne Sandström has been the driver of the restructuring of Ericsson.

“Per-Arne Sandström has played a crucial role in the restructuring of Ericsson,” said Carl-Henric Svanberg, president and CEO of Ericsson. “We have achieved savings of SEK 0.5 billion per week for one hundred weeks while at least maintaining our market share as well as rolling out cutting-edge 3G technology. This is a fantastic achievement which we would probably never have been able to accomplish without Per-Arne Sandström’s perseverance, professionalism and devotion to Ericsson and the telecom industry.”

Per-Arne Sandström was born in 1947 and joined Ericsson in 1988. He has held various positions within Ericsson such as Head of Business Unit GSM Systems and President of Ericsson Inc. Per-Arne Sandström assumed the position as Chief Operating Officer on September 1, 2001, and as First Executive Vice President and Deputy CEO on April 8, 2003.

As of June 30, 2004, the Ericsson group management team will consist of:

Carl-Henric Svanberg, President and Chief Executive Officer

Karl-Henrik Sundström, Executive Vice President and Chief Financial Officer

Kurt Jofs, Executive Vice President and General Manager, Business Unit Access

Bert Nordberg, Executive Vice President, Sales and Marketing

Björn Olsson, Executive Vice President and General Manager, Business Unit Systems

Mats Granryd, Senior Vice President and General Manager, Business Unit CDMA

Hans Vestberg, Senior Vice President and General Manager, Business Unit Global Services

Håkan Eriksson, Senior Vice President and General Manager, Research and Development, and Chief Technology Officer

Per Tjernberg, Chief Information Officer and Senior Vice President, IS/IT & Sourcing

Carl Olof Blomqvist, Senior Vice President, Legal Affairs

Marita Hellberg, Senior Vice President, Human Resources and Organization

Torbjörn Nilsson, Senior Vice President, Strategy and Product Management

Henry Sténson, Senior Vice President, Communications

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

Read more at http://www.ericsson.com/press

FOR FURTHER INFORMATION, PLEASE CONTACT

Media

Åse Lindskog, Head of Media Relations, Communications

Phone: +46 730 24 48 72

Ericsson press phone: +46 8 719 6992

E-mail: press.relations@ericsson.com

Investors

Gary Pinkham, Head of Investor Relations, Communications

Phone: +46 8 719 0000

E-mail: investor.relations@ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: April 6, 2004